April 27, 2009

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	American Apparel, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 17, 2009 (File No. 001-32697)

Dear Mr. Reynolds:

American Apparel, Inc. (the “Company”) has electronically transmitted, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “SEC”), Amendment No. 1 to the above-referenced Preliminary Proxy Statement on Schedule 14A (File No. 001-32697) (the “Preliminary Proxy Statement”) for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We also have provided to you under separate cover a copy of Amendment No. 1, which we have marked to show changes from the Company’s initial filing of the Preliminary Proxy Statement on April 17, 2009. Capitalized terms used in this letter without definition have the meanings given them in the Preliminary Proxy Statement.

The changes reflected in Amendment No. 1 to the Preliminary Proxy Statement include those made in response to the comments of the staff of the Commission set forth in the staff’s comment letter dated April 24, 2009, as well as other changes.

Set forth below are the responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. All references in this letter to page number and captions correspond to the page numbers and captions in the Preliminary Proxy Statement, as amended. References throughout this letter to “we,” “us” and “our” are to the Company.

Proposal 3, page 14

1.

It appears that significant dilution to existing shareholders could occur as a result of exercise of the Lion Warrant. Please quantify the approximate amount of dilution to existing shareholders. For example, please disclose the dilution percentage that would result from exercise of the Lion Warrant, if your market share price declined to $1.92

Securities and Exchange Commission

April 27, 2009

per share and you issued 50,000,000 shares at a price of $0.50 per share, given your current number of outstanding shares.

We have revised the disclosure as requested. Please see page 16 of Amendment No. 1 to the Preliminary Proxy Statement.

Summary Compensation Table, page 37

2.	Item 402 of Regulation S-K requires disclosure of any individual who served as PEO or PFO during the last completed fiscal year and the three most highly compensated executive officers, other than the PEO or PFO. We note that you have only included the two most highly compensated executive officers. We also note that Morris Charney, President of two wholly-owned subsidiaries, received consulting compensation and a C$1 million bonus for contributions to the Company. Please explain why you did not include Morris Charney in the Summary Compensation Table and the Executive Compensation section as a whole, or revise the disclosure accordingly. We direct you to the definition of “Executive Officer” in Section 3b-7 of the Exchange Act Rules, which indicates that executive officers of subsidiaries may be deemed executive officers of the company if they perform such policy making functions for the registrant.

We do not believe that Morris Charney (“M. Charney”) is an “Executive Officer” as defined under Rule 3b-7 of the Exchange Act. M. Charney is the father of Dov Charney, the Company’s Chairman, Chief Executive Officer and President, and holds positions at two Canadian subsidiaries of the Company. While his title is Sole Director, President, Secretary and Treasurer of American Apparel Canada Wholesale Inc. and Sole Director, President and Secretary of American Apparel Canada Retail Inc., M. Charney does not perform any policy making functions for the Company. Instead, M. Charney provides architectural consulting services primarily for stores located in Canada and, in limited cases, in the United States. We have revised the disclosure to clarify this point. See page 49 of Amendment No. 1 to the Preliminary Proxy Statement.

*  *  *  *  *

As requested, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 27, 2009

Please contact me at (213) 488-0226, extension 1412 should you require further information.

Very truly yours,

AMERICAN APPAREL, INC.

By:	/s/ Glenn A. Weinman
Name: Title:	Glenn A. Weinman Senior Vice President, General Counsel and Secretary

cc:	Dana Brown (Securities and Exchange Commission)
Pamela Howell (Securities and Exchange Commission)
Dov Charney, Chairman, President and Chief Executive Officer